UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11437

LOCKHEED MARTIN CORPORATION

on behalf of the

Lockheed Martin Corporation Salaried Savings Plan

(Exact name of each registrant as specified in its charter)

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

(301) 897-6000

(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

Plan Interests in the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lockheed Martin Corporation Salaried Savings Plan, as successor plan to the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date: 18 June 2014	By:	/s/ Robin L. LaChapelle
Robin L. LaChapelle, Vice President, Total Rewards and Performance Management

*	On 19 July 2013 the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees was merged with and into the Lockheed Martin Corporation Salaried Savings Plan. As a result, plan interests in the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to reflect the termination of the Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees’ duty to file reports pursuant to Rule 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended. To the extent required by law, reports will continue to be filed under section 13(a) or 15(d) for the Lockheed Martin Corporation Salaried Savings Plan.